Katherine J. Blair Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4252 KBlair@manatt.com

October 6, 2020	Client-Matter: 66518.030

Via EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:  Ms. Cara Wirth and Ms. Lilyanna Peyser, Office of Trade & Services

Re:	MedMen Enterprises Inc.
Registration Statement on Form 10-12G Filed August 24, 2020 File No. 000-56199

Dear Ms. Wirth and Ms.Peyser:

On behalf of our client, MedMen Enterprises Inc. (the “Company”), we hereby file Amendment No. 1 to the Company’s Registration Statement on Form 10-12G (the “Amendment No. 1”). Amendment No. 1 is filed to provide responses to comments (the “Comments) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated September 18, 2020 (the “Staff’s Letter”) relating to the Company’s Registration Statement on Form 10-12G as filed with the Commission on August 24, 2020.   In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 1. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 1.

Registration Statement on Form 10-12G filed August 24, 2020

Description of the Business, page 8

1.

Please provide us with supplemental support for your statements that you are "one of North America's leading cannabis retailers" and that your rewards program is "first-in- category," and clarify by what metrics you are measuring these industry positions.

Response: Amendment No. 1 has been revised deleting references to “one of North America’s leading” and “first-in- category.”

2049 Century Park East, Suite 1700, Los Angeles, California 90067 Telephone: 310.312.4000 Fax: 310.312.4224

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

U.S. Securities & Exchange Commission

October 6, 2020

2.

We note your disclosure that “MedMen has also historically been successful in shaping state legislation and will remain active in helping shape the transition from medical to recreational in the states in which it operates.” Please provide additional details to support this statement.

Response: This statement has been deleted from Amendment No. 1.

3.	Please provide additional detail on your “rigorous state sample testing, including complying with seed-to-sale” tracking requirements.

Response: This statement has been deleted from Amendment No. 1.

4.

We note that you are focused on entering geographic markets with “outsized demand potential for cannabis... .” Please describe how you make this determination. In addition, please discuss why you plan to exit the Arizona market.

Response: In determining whether to enter certain geographic markets, the Company reviews industry research and relies on management’s estimates. The statement in Amendment No. 1 has been revised accordingly. Amendment No. 1 has also been revised to explain that the Company is exiting Arizona in order to focus on other markets, with greater potential for near-term profitability.

5.	We note that you anticipate that over time, all forms of payment will be accepted by each of the dispensaries. Please revise to disclose the expected time frame.

Response: The Company has revised the statement to indicated that although it believes that most forms of payment will be accepted, it is unclear exactly when this may occur.

6.	Please describe the “other applicable variables” upon which you base your product pricing.

Response: The Company has revised the statement to clarify that pricing is usually based on operating costs, materials costs, distribution costs, and quality and strength of ingredients.

U.S. Securities & Exchange Commission

October 6, 2020

7.

We note, here and throughout your filing, that you intend to pursue growth through acquisitions. Please discuss the status of any pending acquisitions, or disclose that you do not have any planned acquisitions at this time.

Response: The Company has revised Amendment No. 1 to clarify that it does not have any planned acquisitions at this time.

8.

We note that in California and Nevada you are “in discussions with operating partners for [your] cultivation and production facilities so [you] can focus on retail operations.” Please revise to clarify the meaning of this statement (for example, whether you are seeking to cease serving as an operator of such facilities and, if so, why). Please disclose the material terms of the agreements pursuant to which you operate cultivation and production facilities, including whether you operate the facilities alone or with partners.

Response: The Company has revised the disclosure to state it has currently not entered into any definitive agreements for partnerships at or sale of its cultivation and production facilities in Nevada and California, and that upon a partnership or sale the Company would no longer operate cultivation and production facilities in California and Nevada.

Recent Developments, page 27

9.

Please describe the capital markets developments that have occurred since the initial announcement of the agreement with PharmaCann, LLC, as well as the terms of the agreement, the reason for its termination, the compensation for the termination, and the current status of the termination.

Response: The Company has revised Amendment No. 1 to address the Staff’s comment.

COVID-19, page 28

10.

We note your disclosure regarding the impacts of COVID-19. Please revise to enhance your description of the specific impacts that COVID-19 has had on your operations and relevant metrics, including a description of any known trends and uncertainties that have had, or that you reasonably expect will have, a material impact on revenue or results of operations. Refer to CF Disclosure Guidance: Topic Nos. 9 and 9A for additional guidance.

Response: Pursuant to the Staff’s comment, the disclosure regarding COVID 19 has been revised accordingly.

U.S. Securities & Exchange Commission

October 6, 2020

Risk Factors, page 44

11.

We note your belief that there is a “material risk of knowledge transfer in the use of [your] policies and procedures in [your] managed stores as these policies and procedures are contractually protected by the applicable management services agreements and, without the support of MedMen, any policy or procedure that may be misappropriated is unlikely to have the desired outcome for the applicable dispensary due to the lack of the complete, cohesive system supporting it.” Please include this material risk in your risk factors section, or tell us why you are not required to do so. Refer to Item 1A of Form 10 and Item 105 of Regulation S-K.

Response: The Company has determined that the information is not applicable and has removed the statements.

12.

We note your risk factor regarding the super voting share power held by proxy by Mr. Rose. Here and in appropriate places in your filing, please revise to address the current and future nature of Mr. Bierman’s ownership of super voting shares.

Response: The Company has revised Amendment No.1 to reflect that Mr. Bierman does not hold any Super Voting Shares or any securities convertible or exchangeable into Super Voting Shares.

Non-GAAP Financial Measures, page 55

13.

Please modify your presentation to reconcile your non-GAAP measures to the most directly comparable GAAP measure. For example, your measure “four wall retail gross margin” should be reconciled to GAAP gross profit, and “four wall retail EBITDA” should be reconciled to net loss. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 103.02 of the “Non-GAAP Financial Measures” Compliance & Disclosure Interpretations.

Response: The Company expanded definitions of non-GAAP measures on page 55 of the Form 10-12G filed on August 24, 2020 to clarify reconciliation to the most directly comparable GAAP measures. The Company also included reconciliation of Direct Store Operating Expenses (GAAP) to consolidated operating expenses (GAAP) in the reconciliation of Retail Performance in order to reconcile Retail EBITDA Margin (Non-GAAP) to Loss from Continuing Operations Before Provision for Income Taxes (GAAP). In addition, the Company removed the terms “Four Wall” from the Form 10 to clarify non-GAAP measures related to retail operations of the Company.

U.S. Securities & Exchange Commission

October 6, 2020

14.

We note your discussion of non-GAAP measures here and on page 53 precedes the discussion of the results of your operations beginning on page 58. Please move your discussion of non-GAAP measures so that it does not have greater prominence than the discussion of your GAAP results of operations. Refer to Question 102.10 of the “Non- GAAP Financial Measures” Compliance & Disclosure Interpretations.

Response: The Company moved discussion of Non-GAAP measures to a location of lower prominence. Please see Amendment No. 1 wherein the most directly comparable GAAP measures as presented in “Results of Operations for the Fiscal Year Ended June 29, 2019” on page 55 of Amendment No. 1 precedes discussion of non-GAAP measures beginning on page 58 of Amendment No.1. In reference to Question 102.10 of the “Non-GAAP Financial Measures”, analysis of the comparable GAAP measures is discussed in greater detail and in a location of greater prominence on page 55 through 57 of Amendment No.1.

Transactions with Related Parties, page 79

15.

Please state the basis on which each of Gotham Green Partners, UN East LLC and Treehouse Real Estate Investment Trust is a related party. With respect to the REIT, please disclose the “certain members of common management between the Company and the REIT” and the positions they hold with each entity. In addition, please revise to clarify the “reporting entity” identified in the third to last paragraph on page 80. Finally, we note the circumstances under which GGP will have representation on your board and/or in your board meetings; please include relevant risk factor disclosure, or tell us why such disclosure is unnecessary.

Response: Pursuant to the Staff’s comment, the Company has revised the disclosure to provide the basis on which each entity is a related party. The disclosure regarding UN East LLC was removed as it was determined not to be a related party. With respect to the REIT, the Company also included the members and their positions at such time. The “reporting entity” was revised to state the “Company.” Lastly,  a new risk factor was added to address GGP’s beneficial ownership and ability to appoint and majority of the Board and a Board observer.

U.S. Securities & Exchange Commission

October 6, 2020

16.

Please state the approximate dollar value of the amount involved in the turnaround and restructuring plan entered into with SierraConstellation Partners and in each lease transaction. Refer to Item 404(a) of Regulation S-K.

Response: The Company does not believe that the Staff’s comment is applicable as it entered into a services agreement (as opposed to a restructuring agreement for a specific asset) with SierraConstellation Partners to assist in its turnaround plan, which includes evaluating and making recommendations in connection with strategic alternatives as needed to maximize the value of the Company. As a related party transaction, the fees paid by the Company to SierraConstellation Partners pursuant to the services agreement have been disclosed.

Legal Proceedings, page 82

17.

With respect to each of the legal proceedings that you mention in this section, please provide the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding and the relief sought. Refer to Item 103 of Regulation S-K.

Response: The Company has included the information required by Item 103 of Regulation S-K.

Consolidated Financial Statements, page F-1

18.

Please amend your filing to include audited financial statements for the fiscal year ended June 27, 2020. Refer to the financial statement requirements of Article 8 of Regulation S-X. Please also update your disclosure within Management’s Discussion and Analysis.

Response: The Company plans to file an amendment to the Form 10-12G with audited financial statements for the fiscal year ended June 27, 2020 during the week of October 12, 2020.

General

19.

We note references to variations of the term “vertical integration” throughout your registration statement. Please provide a definition for this term and additional context throughout the registration statement, where necessary.

Response: The Company has, in a few cases, deleted from Amendment No. 1 references to “vertical integration” and also provided context for the use of the term.

U.S. Securities & Exchange Commission

October 6, 2020

Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (310) 312-4252.

Sincerely,

/s/ Katherine J. Blair
Katherine J. Blair

cc:	Zeeshan Hyder, Chief Financial Officer
Thomas J. Poletti, Esq.